Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

EXCHANGE RATE AND EXPECTED DATES

FOR PAYMENT OF SPECIAL DIVIDEND

On 25 February 2014, the directors of Melco Crown Entertainment Limited (the “Company”) recommended the declaration and payment of a special dividend of US$0.1147 per ordinary share of the Company out of the share premium account of the Company pursuant to Article 147 of the Company’s articles of association (the “Special Dividend”). The Board’s recommendation was approved by the shareholders of the Company (the “Shareholders”) at an extraordinary general meeting on 26 March 2014.

The Special Dividend will be paid on or about 16 April 2014 to Shareholders whose names appear on the register of members of the Company at the close of business on 4 April 2014, being the record date for determination of entitlements to the Special Dividend. The Special Dividend will be paid in HK$ for the Shareholders and converted from US$ based on an exchange rate of US$1.00 to HK$7.7573 (the average of selling and buying telegraphic transfer rates quoted by The Hong Kong Association of Banks in Hong Kong on 4 April 2014). Accordingly, the cash dividend payable in HK$ on or about 16 April 2014 will be approximately HK$0.8898 per ordinary share.

The Special Dividend of approximately US$0.3441 per American Depositary Share of the Company (“ADS”), less any applicable fees and charges, will be paid on or about 24 April 2014 by the depositary, in cash in US$, to ADS holders of record as of 4 April 2014 in accordance with the deposit agreement.

By Order of the Board
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, 4 April 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co- Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Clarence Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.